Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Montagne and Platon Licenses Selected for Designated Project Status in Haiti

Vancouver, British Columbia, September 7, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that Newmont Ventures Limited (“Newmont” or “NEM”), a wholly-owned subsidiary of Newmont Mining Corporation (NYSE:NEM), has selected EMX’s Platon and La Montagne licenses as a Designated Project (to be known as the “Montagne Designated Project”) in accordance with the EMX-NEM Strategic Venture Agreement. EMX and Newmont have been exploring these licenses since 2009 as part of the Regional Strategic Alliance exploration program. Montagne joins La Mine, La Miel, and Grand Bois as EMX-NEM Designated Projects, with significant work programs underway or planned by the joint venture.

Newmont may earn a 70% participating interest in the Montagne Designated Project (the “Project”) by solely funding the first US$10 million in venture expenditures within six years following the issuance of the mining convention and exploration licenses for the Project. If EMX elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in the Project.

EMX reported a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper and rock samples returning up to 7.52% copper and 3.73 g/t gold from the Platon license’s Vert De Gris porphyry copper-gold prospect on July 20, 2010. Regional BLEG stream sediment geochemical sampling over the Montagne and Platon licenses have yielded multiple gold, copper and molybdenum anomalies that are undergoing field follow-up and evaluation.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

Michael P. Sheehan. P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has prepared, reviewed and verified the technical information contained in this news release.

A description of EMX’s quality assurance program and quality control measures are described in its July 20, 2010 news release.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com